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                                                                          (a)(9)



Hi everyone,

I would like to share with you our plan for EFI 2002 stock option grants. As many of you know, last year we provided three very competitive option grants--in February, June and December--to reward our dedicated employees and continue to attract highly talented people to EFI. As a result, we accelerated the depletion of the stock option pool that was planned to last us through 2003.

Because we needed to prepare for the probability that our shareholders won't allow us to increase the option pool next year, we adopted a plan that will allow us to take advantage of EFI's current stock price and the overall market condition, and ensure that we have enough stock options to grant to all eligible employees on an annual basis through 2003.

While no plan is perfect, we're confident that ours provides a good balance of advantages and disadvantages, and addresses both employee and business needs.

STOCK EXCHANGE PROGRAM

Due to prohibitive tax and accounting implications, re-pricing hasn't been a practical method for companies to make options more attractive. The plan we've adopted, commonly known as a "6+1" plan because of the six-months-and-one-business-day timeframe from exchange to issuance of new shares, is a modern approach that can take advantage of EFI's current stock option price and overall market conditions, ensure that we have enough stock options to grant to all eligible employees on an annual basis through 2003, and work within new accounting guidelines.

EFI employees who received stock options between December 1, 1999, and May 31, 2000 (all of these grants were over $45 per share), can participate in a stock exchange program. This program draws options back into the stock option pool through the cancellation of options issued to employees between December 1, 1999 and May 31, 2000. Eligible employees can participate in the plan by exchanging those options for new options to be granted at a later date (currently scheduled for approximately six months and one business day from the cancellation date of October 12, 2001).

If you submit your eligible stock options to the plan, EFI will commit to give you, as your 2002 option grant, two new shares for every three you exchange. This new option grant will continue to vest according to the same schedule as the exchanged option grant, without interruption. For example, if, without this plan, your grant would have been 60% vested at the time the 2002 options were to be granted, your new option grant would also be 60% vested on the day of the 2002 grant. In other words, the vesting continues throughout the period of after the old options have been submitted to the exchange program.

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This program will benefit EFI in two ways: it will (1) provide an opportunity for many of our employees to potentially realize a financial gain on their options that are currently significantly "underwater," and (2) return shares to the option pool. Unfortunately, we cannot extend the program to options prior to December 1, 1999 because those options come from the 1990 Stock Plan and cannot be reissued due to their 10-year term life.

Employees not eligible to participate in the option exchange program will be eligible for a 2002 annual stock option grant at the same time the new option grants are given to those who exchanged shares. As for the employees eligible for the option exchange program, we decided to give an additional, very small supplemental grant in 2002 after the "6+1" exchange grant, whether or not they choose to participate in the exchange program. As always, option grants are discretionary and are primarily based on individual performance, but are also dependent on the economic climate, size of the option pool and EFI's business conditions and outlook.

     Since the plan is somewhat complicated, and each eligible employee needs to decide for him/herself whether to participate, I encourage you to go to the Stock Option Exchange Program intranet site at http://info-new.efi.com/exchange/. It includes comprehensive information about
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the plan, including the actual Offer to Exchange document and forms, instructions, Questions and Answers, a modeling tool, and more. All eligible employees will receive a personal email today that will provide information about how many of their shares are eligible for the exchange.

I hope you will be pleased with this plan. We are committed to rewarding employees' hard work and dedication by sharing in the profitability of our outstanding company through awarding stock options. Through the non-stop determination and efforts of everyone at EFI, we can continue to grow this unique company and make it even more successful.

Guy

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